UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 3, 2023

Quantum FinTech Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-40009	85-3286402
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4221 W. Boy Scout Blvd., Suite 300, Tampa, FL	33607
(Address of principal executive offices)	(Zip Code)

(813) 257-9366

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	QFTA	NYSE American LLC
Warrants, each warrant exercisable for one-half of one share of Common Stock at an exercise price of $11.50	QFTAW	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On November 3, 2023, Quantum FinTech Acquisition Corporation (“Quantum”) held a special meeting of stockholders (the “Meeting”), which was called to approve the proposals relating to the entry into and consummation of the Business Combination Agreement dated as of November 16, 2022 (as amended by that certain First Amendment to the Business Combination Agreement, dated as of April 28, 2023 and that certain Second Amendment to the Business Combination Agreement, dated as of August 8, 2023, the “Business Combination Agreement”) by and among Quantum, Calculator New Pubco, Inc., a Delaware corporation and a wholly-owned subsidiary of Quantum (“New Pubco”), Calculator Merger Sub 1, Inc., a Delaware corporation and a wholly-owned subsidiary of New Pubco (“Merger Sub 1”), Calculator Merger Sub 2, Inc., a Delaware corporation and a wholly-owned subsidiary of New Pubco (“Merger Sub 2”), AtlasClear, Inc., a Wyoming corporation (“AtlasClear”), Atlas FinTech Holdings Corp., a Delaware corporation, and Robert McBey. An aggregate of 8,500,897 shares of Quantum’s common stock that were entitled to vote as of the record date of September 18, 2023, were represented in person or by proxy at the Meeting. Due to a formatting error, however, certain proxy cards for an aggregate of 3,377,458 shares of Quantum’s common stock (the “Excluded Shares”) did not name persons who would act as proxies for the stockholder. Taking into account the Excluded Shares, there were represented in person or by proxy an aggregate of 5,123,439 shares of Quantum’s common stock, which represents a majority of the outstanding common stock entitled to vote as of the record date of September 18, 2023. Accordingly, a quorum was present and the Meeting was lawfully convened for conducting the business to be presented at the Meeting.

Out of an abundance of caution, Quantum did not count the Excluded Shares in determining the results of any of the matters presented at the Meeting. Excluding such votes did not affect the ultimate outcome of the approvals of the proposals voted on at the Meeting. The results reported below disclose both the voting results omitting the Excluded Shares (the “Official Results”) as well as the results including all Excluded Shares.

Each of the proposals presented at the Meeting was approved, and the Business Combination is expected to be consummated as soon as practicable following the satisfaction or waiver of the remaining closing conditions described in the proxy statement for the Meeting, including the condition that the common stock of New Pubco will have been approved for listing on the NYSE American. Following the closing of the Business Combination, the common stock of New Pubco is expected to begin trading on the NYSE American under the symbol “ATCH”.

In connection with the Meeting, stockholders holding 4,953,369 shares of Quantum’s common stock (the “Public Shares”) exercised their right to redeem their shares for a pro rata portion of the funds in Quantum’s trust account (the “Trust Account”). The trustee of the Trust Account is calculating the final amount of the funds to be removed from the Trust Account in connection with such redemptions, but the current preliminary calculations are that approximately $53.1 million (approximately $10.73 per Public Share) will be removed from the Trust Account to pay such holders. Quantum will amend this Form 8-K (or file a new Form 8-K) should the actual amounts materially differ from the foregoing estimated amounts.

Quantum’s stockholders voted on the following proposals at the Meeting, each of which was approved:

(1) Proposal No. 1 — The Business Combination Proposal — The approval of the Business Combination Proposal required the affirmative vote of a majority of the votes cast by holders of Quantum common stock present in person or represented by proxy and entitled to vote at the Special Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Quantum’s stockholders:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,498,593	2,200	104	n/a

(2) Proposal No. 2 — The Advisory Charter Proposals — The approval of each of the Advisory Charter Proposals, each of which was a non-binding advisory vote, required the affirmative vote of a majority of the votes cast by holders of Quantum common stock present in person or represented by proxy and entitled to vote at the Meeting. What follows are tabulations of the results of each of these proposals:

A. A proposal to change the name of New Pubco to “AtlasClear Holdings, Inc.”:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,498,591	2,202	104	n/a

B. A proposal to eliminate certain provisions of the Existing Charter related to Quantum’s status as a special purpose acquisition company:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,498,566	2,207	124	n/a

C. A proposal to increase the required voting thresholds to approve amendments to the proposed amended and restated bylaws of New Pubco and to certain provisions of the Proposed Charter to require at least two-thirds (2/3) of voting power of all of the then-outstanding shares of the capital stock of New Pubco entitled to vote generally in the election of directors, voting together as a single class, to approve such amendments:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,045,820	454,972	105	n/a

D. A proposal to provide that directors may only be removed by a supermajority vote consisting of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of New Pubco entitled to vote generally in the election of directors, voting together as a single class:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,045,400	455,372	125	n/a

E. A proposal to remove from the Proposed Charter the provision renouncing the corporate opportunity doctrine:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,498,565	2,202	130	n/a

F. A proposal to modify the exclusive forum provision in the Proposed Charter:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,273,065	227,702	130	n/a

G. A proposal to amend the Existing Charter such that New Pubco will be governed by Section 203 of the Delaware General Corporation Law:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,273,067	227,705	125	n/a

(3) Proposal No. 3 — The Incentive Plan Proposal — The approval of the Incentive Plan Proposal required the affirmative vote of a majority of the votes cast by holders of Quantum common stock present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Quantum’s stockholders:

Official Results

For	Against	Abstain	Broker Non-Votes
5,123,439	0	0	n/a

Results Including Excluded Shares

For	Against	Abstain	Broker Non-Votes
8,045,427	230,366	225,104	n/a

(4) Proposal No. 4 — The Director Election Proposal — The election of the director nominees pursuant to the director election proposal required a plurality of the votes cast by holders of Quantum common stock present in person or represented by proxy and entitled to vote at the Meeting. The following is a tabulation of the votes with respect to this proposal, which was approved by Quantum’s stockholders:

Official Results

Nominees	For	Against	Abstain	Broker Non-Votes
Robert McBey	5,123,439	0	0	n/a
Craig Ridenhour	5,123,439	0	0	n/a
John Schaible	5,123,439	0	0	n/a
Steven Carlson	5,123,439	0	0	n/a
Thomas Hammond	5,123,439	0	0	n/a
Sandip Patel	5,123,439	0	0	n/a
James Tabacchi	5,123,439	0	0	n/a

Results Including Excluded Shares

Nominees	For	Against	Abstain	Broker Non-Votes
Robert McBey	8,270,848	229,945	104	n/a
Craig Ridenhour	8,270,848	229,945	104	n/a
John Schaible	8,270,848	229,945	104	n/a
Steven Carlson	8,270,848	229,945	104	n/a
Thomas Hammond	8,270,848	229,945	104	n/a
Sandip Patel	8,270,848	229,945	104	n/a
James Tabacchi	8,270,848	229,945	104	n/a

(5) Proposal No. 5 — The Adjournment Proposal — Because Quantum’s stockholders approved the Condition Precedent Proposals and the Advisory Charter Proposals, a fifth proposal to adjourn the Meeting for the purpose of soliciting additional proxies was not submitted to Quantum’s stockholders for approval at the Meeting.

No other items were presented for stockholder approval at the Meeting.

Item 7.01 Regulation FD Disclosure.

On November 6, 2023, Quantum issued a press release regarding the matters discussed in Item 5.07, a copy of which is attached hereto as Exhibit 99.1.

The information in this Item 7.01 and in Exhibit 99.1 attached hereto is furnished pursuant to the rules and regulations of the SEC and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect AtlasClear’s and Quantum’s current views with respect to, among other things, the future operations and financial performance of AtlasClear, Quantum and the combined company. Forward-looking statements in this report may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “proposed” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this report include, but are not limited to, statements as to (i) expectations regarding the Proposed Transaction, including timing for its consummation, (ii) anticipated use of proceeds from the transaction, (iii) AtlasClear’s and Quantum’s expectations as to various operational results and market conditions, (iv) AtlasClear’s anticipated growth strategy, including the proposed acquisitions, (v) anticipated benefits of the Proposed Transaction and proposed acquisitions, (vi) the financial technology of the combined entity, and (vii) expected listing of the combined company.

The forward-looking statements contained in this report are based on the current expectations of AtlasClear, Quantum and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting AtlasClear, Quantum or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of AtlasClear and Quantum. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the risk that the transaction closes but AtlasClear’s acquisition of Commercial Bancorp and its subsidiary bank, FSB, does not close as a result of the failure to satisfy the conditions to closing such acquisition (including, without limitation, the receipt of approval of Commercial Bancorp’s stockholders and receipt of required regulatory approvals); the failure to meet closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum’s public stockholders; failure to meet relevant listing standards in connection with the consummation of the transaction; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; changes to the proposed structure of the transaction that may be required or appropriate as a result of the announcement and execution of the transaction; unexpected costs and expenses related to the transaction; estimates of AtlasClear and the combined company’s financial performance being materially incorrect predictions; AtlasClear’s failure to complete the proposed acquisitions on favorable terms to AtlasClear or at all; AtlasClear’s inability to integrate, and to realize the benefits of, the proposed acquisitions; changes in general economic or political conditions; changes in the markets that AtlasClear targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for trading, clearing and settling financial products; any change in laws applicable to Quantum or AtlasClear or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those to be included under the heading “Risk Factors” in the proxy statement/prospectus filed with the SEC, and those included under the heading “Risk Factors” in Quantum’s 2022 Form 10-K and its subsequent filings with the SEC. AtlasClear and Quantum caution that the foregoing list of factors is not exhaustive. Any forward-looking statement made in this report speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither AtlasClear nor Quantum undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

Exhibit No.	Description
99.1	Press Release, dated November 6, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quantum FinTech Acquisition Corporation

	By:	/s/ John Schaible
	Name:	John Schaible
	Title:	Chief Executive Officer

Date: November 6, 2023